Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 3 to the Registration Statement (Form F-3 No. 333-261406) and related prospectus of Studio City International Holdings Limited for the registration of its Class A ordinary shares, including Class A ordinary shares represented by American depositary shares, or ADSs, preferred shares, subscription rights, warrants and debt securities, of our report dated March 31, 2022, with respect to the consolidated financial statements of Studio City International Holdings Limited as of December 31, 2021 and for the years ended December 31, 2021 and 2020 included in its Annual Report (Form 20-F) for the year ended December 31, 2022 and the financial statement schedule of Studio City International Holdings Limited included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Hong Kong, The People’s Republic of China

November 30, 2023